LOTTERY & WAGERING SOLUTIONS INC.
                         2250 NW 136 Avenue - Suite 103
                            Pembroke Pines, FL 33028


                                                                  March 17, 2005

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities
         and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549


         Re:      Lottery & Wagering Solutions Inc. (the "Company")
                  Form 10-KSB for fiscal year ended June 30, 2004
                  Form 10-QSB for the quarterly period ended September 30, 2004 Form 8-K filed on January 6, 2005
                  File No.: 00-22191

Dear Mr. Foti:

         I write in response to your letter to me dated February 14, 2005, setting forth various comments of the staff to the above identified reports filed by Lottery & Wagering Solutions Inc. ("LWS") with the Securities and Exchange Commission.

         As LWS reported in its Form 8-K filed with the Commission on February 25, 2005, and as reported by our attorney, Carl R. Hollander, Esq., by telephone on that day to Ms. Yu, as a result of the eviction of Suriname Leisure Company A.V.V. ("SLC"), its fifty percent owned joint venture subsidiary, from the Hotel Plaza in Suriname, the Board of Directors of LWS resolved to terminate and wind up all operations of LWS conducted in Suriname in an orderly fashion. As a consequence of the Board's action and events surrounding the eviction, LWS delayed the filing of its Report on Form 10-QSB for the quarterly period ended December 31, 2004, principally in order to reflect the operations of SLC as discontinued operations. Such Quarterly Report is presently being completed and is anticipated to include revisions to reflect comments set forth in your letter.

         LWS has the following responses to the staff's comments.

Item 3- Legal Proceedings Form 10-KSB

         As requested, LWS will provide an assessment in its future reports of the impact of the routine litigation involving SLC in Suriname on the results of operations, liquidity and financial position of LWS as part of the description of its treatment of the operations of SLC as discontinued operations.

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities
         and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549
Page 2

Item 6- Management's Discussion and Analysis
-Results of operations for the year ended June 30, 2004 as compared with the year ended June 30, 2003, page 11

-Foreign Income Taxes

2. As a result of a much less detailed tax code in Suriname as compared to the United States and many other countries, the calculation of SLC's taxable income is typically reviewed with and approved by the Suriname tax authorities at the end of each calendar year when each tax report is due. Since SLC is on a June 30 fiscal year basis and must accrue for taxes at June 30th, an estimate of the anticipated liability for the full calendar year must be made. SLC uses its best efforts to calculate an accurate but conservative tax accrual. At the time of preparing the June 30, 2003 Form 10-KSB, SLC still had not received a final approval from the tax authorities with respect to its 2002 calendar year tax. LWS estimated the tax for this period together with the tax liability for the first six months of calendar 2003. The estimated tax accrual was adjusted once the final reviews and approvals for calendar years 2002 and 2003 were received from the tax authorities.

- Liquidity and Capital Resources, page 14

3. LWS will adopt the staff's recommendations. Particularly in light of the termination of operations in Suriname, the MD&A in the forthcoming Quarterly Report on Form 10-QSB, and in later reports will address in depth the liquidity and capital resource issues referred to in your comment.

Item 9- Directors and Executive Officers of the Registrant
- Audit Committee, page 19

4. As requested, appropriate future filings will address the designation of an audit committee financial expert, or will provide an explanation, if no such expert has been appointed.

Consolidated Balance Sheets, page F-4

5. The Sakhalin Development Cost asset was recorded at $700,000, which is the lower of cost or fair value, less cost to sell. The previous carrying cost of the asset was $1,000,000. The fair value of the asset was determined to be $800,000, and the cost to sell was estimated at $100,000. Consequently, as you note in your comment numbered 7, a reserve of $300,000 was established, which was reflected as other (expense) income on the consolidated statements of operations. Future filings will clarify the treatment of this asset.

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities
         and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549
Page 3

6. As requested, LWS will provide supplemental information in its notes to its future financial statements. Dividends payable, minority interest represents the amount of distributable cash flow generated by SLC that has been paid out to LWS. As LWS is a 50% joint venture partner in SLC, each time a distribution of cash flow is paid out to LWS, a like amount is recorded as payable to the 50% joint venture partner, Parbhoe Handelmij NV ("Parbhoe"). These amounts are not paid by SLC to Parbhoe in compliance with court orders which require SLC to withhold such payments pending the resolution of certain third party claims against Parbhoe. These dividends payable do not represent dividends payable by LWS to its stockholders, and therefore are not disclosed on the face of the LWS financial statements.

Consolidated Statements of Operations

7. The requested revision will be made in future filings when showing comparative periods.

Consolidated Statements of Stockholders' Equity, page F-6

8. LWS will revise its presentation in future filings to conform to the staff's comment.

Note 1- Summary of Significant Accounting policies, page F-12

9. The accounting policy disclosure in future filings will be expanded to more fully explain the methodology used in evaluating cost method investments.

Consolidated Statements of Cash Flows page F-9
Note 5- Property, Equipment and Leasehold Improvements, page F-18

10. A significant portion of the Company's fixed assets with 5-year lives became fully depreciated during fiscal year ended June 30, 2004, and therefore the depreciation expense during such year was substantially lower than in prior years. LWS will address this in future filings to the extent it represents material differences in the comparative periods.

Form 8-K Filed on January 6, 2005

11. As noted above, the impact of the eviction and the determination to cease all operations in Suriname as reported in the most recent Form 8-K filed February 25, 2005, will be detailed in the forthcoming Quarterly Report on Form 10-QSB, and as appropriate, in all future filings.

         In accordance with your request, LWS acknowledges that:

          o LWS is responsible for the adequacy and accuracy of the disclosure in the filings;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities
         and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549
Page 4

          o LWS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If I can provide any further information, please contact the undersigned at (954) 885-0560, or our attorney, Carl R. Hollander, Esq. at (212) 753-7640.




                                            Very truly yours,

                                            LOTTERY & WAGERING SOLUTIONS INC.




                                        By: /s/ Miles R. Greenberg
                                            -----------------------------------
                                            Miles R. Greenberg
                                            Chief Financial Officer